UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
 SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 3, 2020

Reliant Bancorp, Inc.
 (Exact Name of Registrant as Specified in its Charter)

Tennessee	001-37391	37-1641316
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1736 Carothers Parkway, Suite 100 Brentwood, Tennessee		37027
(Address of Principal Executive Offices)		(Zip Code)

(615) 221-2020
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	RBNC	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
☒ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On March 3, 2020, Reliant Bancorp, Inc., a Tennessee corporation (“Reliant”), held a special meeting of its shareholders (the “Reliant Special Meeting”) for its shareholders to consider and vote upon (1) a proposal (the “Reliant Share Issuance Proposal”) to approve the issuance of shares of Reliant’s common stock, par value $1.00 per share (“Reliant Common Stock”), to holders of common stock of First Advantage Bancorp, a Tennessee corporation (“First Advantage”), as contemplated by the Agreement and Plan of Merger, dated as of October 22, 2019 (the “Merger Agreement”), by and among Reliant, PG Merger Sub, Inc., a Tennessee corporation and a wholly-owned subsidiary of Reliant, and First Advantage, and (2) a proposal (the “Reliant Adjournment Proposal”) to approve one or more adjournments of the Reliant Special Meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Reliant Share Issuance Proposal.  Set forth below are the results of voting on the Reliant Share Issuance Proposal and the Reliant Adjournment Proposal.

1.	The Reliant Share Issuance Proposal:

	Votes For	Votes Against	Abstentions	Broker Non-Votes
	6,546,177	6,679	29,663	—

2.	The Reliant Adjournment Proposal, which was deemed not to be necessary as Reliant received sufficient votes to approve the Reliant Share Issuance Proposal:

	Votes For	Votes Against	Abstentions	Broker Non-Votes
	6,257,124	276,516	48,879	—
Item 7.01	Regulation FD Disclosure.

On March 3, 2020, Reliant issued a press release announcing shareholder approval of these proposals, a copy of which is furnished as Exhibit 99.1 hereto and incorporated herein by reference. All information included in the press release is of the date thereof, and Reliant does not assume any obligation to update such information in the future.

The information set forth in this Item 7.01 (including the information in Exhibit 99.1 hereto) is being furnished to the U.S. Securities and Exchange Commission (the “SEC”) and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under the Exchange Act. Such information shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
Item 8.01	Other Events.

On March 3, 2020, First Advantage held a special meeting of its shareholders (the “First Advantage Special Meeting”) for its shareholders to consider and vote upon (1) a proposal (the “First Advantage Merger Proposal”) to approve the Merger Agreement and (2) a proposal (the “First Advantage Adjournment Proposal”) to approve one or more adjournments of the First Advantage Special Meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the First Advantage Merger Proposal.  At the First Advantage Special Meeting, First Advantage shareholders approved the First Advantage Merger Proposal and the First Advantage Adjournment Proposal was deemed not to be necessary as First Advantage shareholders approved the First Advantage Merger Proposal.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.
Exhibit Number	Description

99.1	Press Release issued by Reliant Bancorp, Inc., dated March 3, 2020.

Additional Information About the First Advantage Transaction and Where to Find It

In connection with the proposed merger between Reliant and First Advantage (the “First Advantage Transaction”), Reliant filed a registration statement on Form S-4 (as it may be amended from time to time, the “registration statement”), with the SEC to register the shares of Reliant Common Stock that will be issued to First Advantage’s shareholders in connection with the First Advantage Transaction. The registration statement includes a joint proxy statement of Reliant and First Advantage and a prospectus of Reliant and other relevant materials pertaining to the First Advantage Transaction. The joint proxy statement/prospectus was sent to Reliant’s and First Advantage’s shareholders in connection with seeking the required shareholder approval(s) for the First Advantage Transaction. INVESTORS AND SECURITY HOLDERS OF RELIANT AND FIRST ADVANTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE FIRST ADVANTAGE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, FIRST ADVANTAGE, AND THE FIRST ADVANTAGE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related joint proxy statement/prospectus, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at http://www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related joint proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.

This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Reliant, First Advantage, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Reliant’s and First Advantage’s shareholders in connection with the First Advantage Transaction. Certain information about the directors and executive officers of Reliant and First Advantage is included in the joint proxy statement/prospectus included in the registration statement filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants is included in the joint proxy statement/prospectus pertaining to the First Advantage Transaction. These documents can be obtained free of charge in the manner described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANT BANCORP, INC.

Date: March 3, 2020
/s/ DeVan Ard, Jr.
DeVan Ard, Jr.
Chairman, President and CEO